Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

January 20, 2023

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Kyle Wiley

Re:	The NFT Gaming Company, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Submitted January 3, 2023
File No. 333-267879

Dear Mr. Wiley:

This letter sets forth the responses of The NFT Gaming Company, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 18, 2023 concerning the Company’s Registration Statement on Form S-1 (File No. 333-267879 ) filed with the Commission on January 3, 2023 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed herewith.

Amendment No. 1 to Registration Statement on Form S-1 Filed on January 3, 2023

Risk Factors

Risks Related to Our Business and Industry, page 8

1.	In light of the recent disruption in the crypto asset markets and given that you plan to use a third-party vendor to accept and process cryptocurrency payments on your behalf and that such vendor will send payments to your custodial wallet, please describe any material risks related to safeguarding your crypto assets. Additionally, please describe any material risks to your business and financial condition if your or your third party vendor’s policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

Response:	The Company acknowledges the Staff’s comment and has added a risk factor, see pages 18-19.

Capitalization, page 38

2.	Tell us why the September 30, 2022 as adjusted accumulated deficit appears unchanged from June 30, 2022. Otherwise please revise.

Response:	The Company acknowledges the Staff’s comment and revised Amendment No. 2, see page 40.

Executive and Director Compensation, page 58

3.	Please revise to provide the disclosures required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2022. For additional guidance, consider Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 2, see page 60.

General

4.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response:	The Company acknowledges the Staff’s comment and has added a risk factor, see pages 26-27.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031.

Sincerely,

The NFT Gaming Company, Inc.

/s/ Vadim Mats
By:	Vadim Mats
Title:	Chief Executive Officer